

March 23, 2018

<u>**Via E-Mail**</u>
Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

      Re: Taubman Centers, Inc.
                 Soliciting Material filed pursuant to Rule 14a-12 by Land & Buildings
                 Capital Growth Fund, L.P. et al.
                 Filed March 21, 2018
                 File No. 001-11530

Dear Ms. Reda:

We have reviewed the above captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by making an amended filing and/or providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a factual foundation must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to us on a supplemental basis. Accordingly, please provide the basis for the following disclosures:

         •   assertion of a pattern of "perplexing capital allocation decisions";
         •   assertion that "a majority of the non-Taubman Family shareholders already voted for [Jonathan Litt's] appointment to the board at last year's meeting"; and
         •   assertion of a multi-year "pattern of self-preservation".

2.   Please identify the "close Taubman Family friend" and tell us how the participants know that this individual is a family friend.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions